Yukon-Nevada Gold Corp.

CERTIFICATE OF AUTHOR

Todd W. Johnson, P.E., MAusIMM
Yukon-Nevada Gold Corp.
900 – 688 West Hastings St.
Vancouver, BC V6B 1P1 Canada
Phone: (604) 688-9427
Fax: (604) 688-9426
E:mail: todd@yngc.ca

Re: *NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Ketza River Project, Yukon Territory, Canada,* and dated 28 June 2011, with an effective date of 25 January, 2010:

I, Todd W. Johnson, P.E., MAusIMM, do hereby certify that:

1) As of April 1, 2010 and including up to June 28, 2011, I am employed as Vice President of Exploration of: Yukon-Nevada Gold Corp.
   900 – 688 West Hastings St., Vancouver, BC V6B 1P1 Canada

   I was employed as an independent geological consultant with Queenstake Resources USA, Inc. from January 2008 to March 31, 2010. My business address at that time was:
   550 N. McCarran Blvd. #254 Sparks, NV 89431 USA

2) I graduated with a Bachelor of Science degree in Geology from Washington State University in 1988. In addition I obtained a Masters of Science degree in Geology from Washington State University in 1991. In addition I obtained a second Masters of Science degree in Geological Engineering from the University of Nevada-Reno in 2003.

3) I am a member of the Australian Institute of Mining and Metallurgy (AusIMM) #227374. In addition, I am a registered Professional Engineer (P.E.) #16748 in the State of Nevada (USA). I am also an active member of the following professional societies: Society of Economic Geologists, Association of Engineering Geologists, the Geological Society of Nevada, and the Association of Civil Engineers.

4) I have worked as a geologist or geological engineer for a total of 20 years since my 1991 graduation from university.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the Purposes on NI 43-101.

6) I am responsible for the preparation of all sections of the technical report titled *NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Ketza River Project, Yukon Territory, Canada*, and dated 28 June 2011, with an effective date of 25 January, 2010 ("the Technical Report") relating to the Ketza River property. I visited the Ketza River property from March 4-28, 2008, and again from May 8-15, 2008.

7) I have had prior involvement with the property that is the subject of the Technical Report. I was responsible for supervising a 12 drill hole geotechnical drilling program at the Ketza River property from March 4-28, 2008, and also for selecting and compositing several diamond drill core samples for metallurgy testwork during the same time period. I also helped log Ketza River exploration drill holes from May 9-10, 2008.

8) I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclosure which makes the Technical Report misleading.

9) I am not independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101. I am currently employed by Yukon-Nevada Gold Corp. (YNG) and I have been granted stock options with YNG in November 2009 and again in April 2010. I do not have any other interest in adjoining properties in the Ketza River project area; however, I have conducted additional work on several other properties owned or evaluated by YNG or it's subsidiary companies:
    a. Silver Valley Project from May 11 to June 19, 2008 located approximately 6 km to the east of the Ketza River Project in the Yukon;
    b. Discovery Creek Project near Mount Nansen, Yukon Territory from Sept. 8-14, 2008;
    c. Skukum Creek Project north of Carcross, Yukon Territory from September 15-23, 2008 and again from June 9 to September 18, 2009;
    d. Jerritt Canyon Mine property, Nevada (USA) on numerous occasions from 2008 to 2011;

   I was paid a daily rate for geological consulting services performed at the Ketza River Project, and other projects listed above from January 2008 up until March 31, 2010. I have been a salary employee, Vice President of Exploration, and Officer for YNG starting on April 1, 2010 to the present. I do not have any other interests relating to the Ketza River Project.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

12) As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28th Day of June 2011.

Todd W. Johnson

PROFESSIONAL ENGINEER - STATE OF NEVADA
TODD W. JOHNSON
Exp: 6-30-2013
GEOLOGICAL
No. 16748

Todd W. Johnson, M.Sc., P.E., MAusIMM

Yukon-Nevada Gold Corp.
900 – 688 West Hastings St.
Vancouver, BC V6B 1P1 Canada
(604) 688-9427 (phone)
(604) 688-9426 (fax)
E:mail: todd@yngc.ca